Exhibit 99.48

CONSENT OF D. ISABEL

The undersigned hereby consents to the use of their report "Technical Report on the Essakane Gold Mine Carbon-in-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso, dated January 31, 2020" with an effective date of November 6, 2019, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022 (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Denis Isabel"

_________________________
By: Denis Isabel, ing., Ph.D., FEC

Dated: March 27, 2023